FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	September	2014
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Acquires Movirtu to Improve Adoption of BYOD and COPE	2.

Document 1

  NEWS RELEASE
September 11, 2014

FOR IMMEDIATE RELEASE

BlackBerry Acquires Movirtu to Improve Adoption of BYOD and COPE
New solution enables “split billing” for iOS, Android and BlackBerry

Waterloo, ON – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, announced today that it has acquired Movirtu, a provider of virtual identity solutions for mobile operators that allows multiple numbers to be active on a single device. This improves device management in bring-your-own device (BYOD) and corporate owned personally enabled (COPE) environments. Terms of the transaction were not disclosed.

With Movirtu’s Virtual SIM platform, both a business number and a personal number can be used on a single mobile device, with separate billing for voice, data and messaging usage on each number.  As a result, employees can switch between business and personal profiles easily without carrying multiple devices or SIM cards, and charges are appropriately billed to the company and the employee. Additionally, in conjunction with the BlackBerry Enterprise Service (BES) platform, enterprise customers will be able to apply IT policies to the business number without impacting the usability of the device for personal use.

“In a BYOD and COPE world, there remain a number of efficiency and convenience challenges facing enterprises, employees and mobile operators alike,” said John Chen, Executive Chairman and CEO, BlackBerry. “The acquisition of Movirtu complements our core strategy of providing additional value added services, and it will leverage our key assets, including our BES platform, along with our existing global infrastructure which is connected to a large number of mobile operators around the world.”

The acquisition complements BlackBerry’s Secure Work Space, BlackBerry Balance and other partitioning technologies, which give employees the freedom and privacy they want for their personal use while delivering the security and management needed for business use. With Movirtu, employees can switch between profiles for calls, data and messages, while on their home network and in roaming situations.

“BlackBerry is the best partner to help us carry forward our vision of redefining the mobile experience by introducing virtual identities,” said Carsten Brinkschulte, CEO, Movirtu. “We address the challenges of BYOD and COPE by providing our unique and innovative technology solution through BlackBerry’s existing relationships with mobile operators and customers around the world.”

The new Virtual SIM capabilities will be offered by BlackBerry through mobile operators to provide customers with multiple identity based service offerings. BlackBerry will support the deployment of Movirtu technology by mobile operators on all major smartphone operating systems.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

About Movirtu
Headquartered in London, and with a regional office India, Movirtu develops and markets innovative identity solutions for mobile operators in developed and developing markets. Movirtu's patented Virtual SIM platform, which allows multiple numbers to be active on a single standard SIM card, enables mobile operators to deploy a range of compelling service offerings. For more information, please visit http://www.movirtu.com

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

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SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	September 11, 2014	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer